UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TESARO, Inc.

(Name of Subject Company)

TESARO, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Common Stock)

Leon O. Moulder, Jr.

Chief Executive Officer

TESARO, Inc.

1000 Winter Street

Waltham, Massachusetts 02451

(339) 970-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Asher M. Rubin	Christopher D. Comeau
William I. Intner	Paul M. Kinsella
Hogan Lovells US LLP	Ropes & Gray LLP
100 International Drive, Suite 2000	Prudential Tower
Baltimore, Maryland 21202	800 Boylston Street
(410) 659-2700	Boston, Massachusetts 02199
(617) 951-7000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by TESARO, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 14, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018, and in the related Letter of Transmittal, dated December 14, 2018, each of which is attached to the Tender Offer Statement on Schedule TO, dated December 14, 2018, as Exhibits (a)(1)(a) and (a)(1)(b), respectively, and may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

Item 2.                                                                            Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are added as new paragraphs after the second paragraph in subheading “Tender Offer” in Item 2 on p. 2 of the Schedule 14D-9:

“On January 15, 2019, Purchaser extended the Offer to 6:00 P.M., Eastern Time, January 18, 2019, unless further extended.  The extension allows for the expiration of the one-month statutory review period contemplated by the German Act against Restraints of Competition, as amended, which is scheduled to expire at 11:59 P.M., Central European Time, on January 18, 2019. The extension also allows for the expiration of the four-week review period contemplated by the Austrian Cartel Act 2005, as amended, which is scheduled to expire at 11:59 P.M., Central European Time, on January 15, 2019.

Parent, GSK LLC and Purchaser expect the Offer will be consummated promptly following the expiration date set forth above, subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.

The full text of the announcement of the extension is attached as Exhibit (a)(5)(E) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8.                                                                            Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is added as a new paragraph at the end of the last paragraph in subheading “Certain Litigation” in Item 8 on p. 60 of the Schedule 14D-9:

“On January 11, 2019, a purported stockholder of the Company named John M. Kihm filed an action against the Company pursuant to Section 220 of the DGCL in the Delaware Court of Chancery, captioned Kihm v. Tesaro, Inc., C.A. No. 2019-0022 (the “Kihm Complaint”).  The Kihm Complaint seeks inspection of various Company books and records, purportedly to investigate “possible wrongdoing” in connection with the Company’s negotiation and approval of the proposed Merger, as well as the independence of members of the Company Board.  In addition to the production of books and records, the Kihm Complaint seeks costs and expenses incurred in this action, including reasonable attorneys’ fees.

The outcome of this lawsuit cannot be predicted with certainty.  If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9.                                                                            Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(E)	Stock exchange announcement on the Regulatory News Service issued by Parent on January 15, 2019 (incorporated by reference to Exhibit (a)(5)(j) to the Schedule TO, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2019	TESARO, Inc.

	By:	/s/ Leon O. Moulder, Jr.
		Name:	Leon O. Moulder, Jr.
		Title:	Chief Executive Officer